WaveEdge Partners, LLC
Report Pursuant to Rule 17a-5(d)
Financial Statements
For the Year Ended
December 31, 2023

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3).

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SEC FILE NUMBER
8-65863

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING Jan. 1, 2023 (MM/DD/YY) AND ENDING Dec. 31, 2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WaveEdge Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5 Ranch Road
(No. and Street)

Woodside,	CA	94062
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Selig	415-577-7783	john.selig@waveedgecap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurious & Advisory, LLP
(Name – if individual, state last, first, and middle name)

A-94/8 Wazirpur Industrial Area	Main Ring Road	Delhi INDIA	110052
(Address)	(City)	(State)	(Zip Code)

2/10/2009	3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, John Selig, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of WaveEdge Partners, LLC, as of Dec. 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MAULIK ANIL PANDIT
COMM. #2426281
NOTARY PUBLIC - CALIFORNIA
SAN MATEO COUNTY
My Comm. Exp. Dec. 10, 2026

Signature: [signature]

Title:
Managing Partner

[signature]
Notary Public, FEB. 29, 2024

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LLP

+91 11 4559 6689 ☎

info@masllp.com ✉

www.masllp.com ▷

Report of Independent Registered Public Accounting Firm

To the Members of WaveEdge Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of the WaveEdge Partners, LLC (the "Company") as of December 31, 2023 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement present fairly, in all material respect, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provide a reasonable basis for our opinion.

Mercurius & Associates LLP

Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP)

We have served as the WaveEdge Partners LLC's Auditor since 2019.

New Delhi, India
Date: 02/29/2024

LLPIN-AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

WaveEdge Partners, LLC
Statement of Financial Condition
December 31, 2023

Assets

Cash	$15,136
Prepaid Assets	$170
Accounts Receivable	$2,500
Total Assets	**$17,806**

Liabilities and Member's Equity

Liabilities

Accounts Payable	$975
Total Liabilities	**$975**

Member's Equity

Member's Equity	$16,831
Total Member's Equity	**$16,831**
Total Liabilities and Member's Equity	**$17,806**

WaveEdge Partners, LLC
Notes to Financial Statements
December 31, 2023

Note 1 - Organization and Nature of Business

WaveEdge Partners, LLC, (the "Company"), is a Delaware Limited Liability Company, formed February 27, 2003 and approved by the NASD on October 16, 2003 to operate as a broker/dealer. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC); the Financial Industry Regulatory Authority (FINRA); and the Securities Investor Protection Corporation (SIPC) and is engaged in the business of Investment banking and conducting private placements of securities. The company does not hold funds or securities. The Company has operated under its former names, WCP Securities, LLC (from 2010-2012); Skyline Capital Securities, LLC (from 2012 – 2014); and Mavericks Capital Securities, LLC (2014 – 2017).

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company is engaged in business as a securities broker/dealer, which comprises the following classes of services, including:

- Broker or dealer selling tax shelters or limited partnerships in primary distributions
- Private placements of securities

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – Based upon the income reported, Investment banking fees are contingent on and recognized upon the successful completion of a project. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period. Private placement revenue is recognized on the closing date of the transaction. The Company considers revenue to be generated when the BD satisfies a performance obligation. Revenue is considered earned when a)

Evidence of an arrangement exits; b) The Fee is fixed or able to be determinable; c) Performance has occurred; and d) Collectability is reasonably assured. Revenue is recorded when payment is received and deposited.

Income Taxes – The Company, with the consent of its Member, has elected to be a California Limited Liability Company. For tax purposes, the Company is treated like a sole proprietorship. Therefore, in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although it also imposes a provision for a variable fee based on gross California receipts in excess of $250,000 and an annual LLC tax of $800. The State of Delaware imposes an annual LLC tax of $300.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities for three years and four years respectively after the tax returns are filed.

Statement of Changes in Financial Condition – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 – Recent Accounting Pronouncements

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 is effective for the Company as of its year ended December 31, 2024. ASC Topic 606 had no material impact on the Company's financial statements.

Note 4 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2023.

Fair Value Measurements on a Recurring Basis
As of December 31, 2023

Assets	Level 1	Level 2	Level 3	Total
Cash and securities	$15,135.67			$15,135.67

Note 5 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2023 through February 29, 2024, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements. No other subsequent events occurred, the nature of which would require disclosure.